Filed by Integrated Electrical Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MISCOR Group, Ltd.
Registration Statement No.:  333-188182

Important Information for Investors and Security Holders

No Offer or Solicitation; Important Additional Information Will be Filed with the SEC

- This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, on April 26, 2013, the Company filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and MISCOR that also will constitute a prospectus of the Company regarding the proposed transaction. The registration statement on Form S-4 has not been declared effective, and remains subject to review and comment, by the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, MISCOR AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of the Company and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the Company and MISCOR with the SEC at the SEC's web site at *www.sec.gov*. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for additional information on its public reference room.
- The joint proxy statement/prospectus and such other documents (relating to the Company) may also be obtained from the Company for free from the Company's web site at *www.ies-corporate.com* or by directing a request to: Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas 77056, Attention: Investor Relations, or by phone at (713) 860-1500. The joint proxy statement/prospectus and such other documents (relating to MISCOR) may also be obtained from MISCOR for free from MISCOR's web site at *www.miscor.com* or by directing a request to: MISCOR Group, Ltd., 800 Nave Rd., SE, Massillon, Ohio 44646, Attention: Investor Relations, or by phone at (330) 830-3500. Information on our website or any other website is not incorporated by reference herein.

Participants in the Solicitation

IES

2

Table of Contents

I. Corporate Overview

II. IES – MISCOR

III. Appendix

IES

4

Founded in 1997, IES has evolved into a North American leader in electrical infrastructure services

IES at a glance…

- Proven, results-oriented management team with operational, public company and acquisition expertise
- 2,500+ employees
- $489 million in revenue as of LTM 3/31/13
- $21 million of cash on balance sheet as of 3/31/13
- 55+ branch locations across the U.S.
- $452 million Federal NOL Carryforwards as of 9/30/12
- Potential acquisitions are expected to provide additional profitable growth and diversification
- Publically traded on NASDAQ under the symbol "IESC"

Communication

Commercial & Industrial

Residential

IES

6

Our value creation strategy has IES well-positioned

1997-2011

- Consolidation of over 100 electrical contractors
- Multiple pursuits to take advantage of scale and operational efficiencies
- Ultimately, strategy impaired divisions' ability to effectively service their specific markets

Our transformation since mid-2011

Operations
- Enhanced quality of revenue with a focus on controlled growth & service markets
- Improved asset utilization and cash conversion cycle
- Realigned cost structure

Governance
- Implemented new incentive plans and appropriate reporting structures
- Transferred resources closer to end markets
- Improved benchmarking, reporting metrics and risk mitigation procedures

Strategy
- Developed long term value creation plans
- Prioritized cash flow and return on capital
- Accelerated strategy of utilization of NOL through acquisitions

Capital
- Reduced working capital requirements
- Refinanced senior credit
- Eliminated subordinated debt

IES 7

Driving performance improvement since 2011

Revenue

$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
($ in millions)
$382.4
$406.1
$456.1
$488.8
2010
2011
2012
LTM 3/31/13

Adjusted Operating Income

$10.0
$5.0
$0.0
($5.0)
($10.0)
($15.0)
($20.0)
($ in millions)
$7.0
$3.2
2010
2011
2012
LTM 3/31/13
($16.0)
($16.1)

Adjusted EBITDA

$15.0
$10.0
$5.0
$0.0
($5.0)
($10.0)
($15.0)
($ in millions)
$9.1
$5.4
2010
2011
2012
LTM 3/31/13
($10.8)
($9.7)

Cash Flow from Operations

$4.0
$2.0
$0.0
($2.0)
($4.0)
($6.0)
($8.0)
($10.0)
($12.0)
($14.0)
($ in millions)
$1.5
2010
2011
2012
LTM 3/31/13
($7.4)
($11.9)
($13.2)

IES

Please see the Appendix for a reconciliation of the non-GAAP financial measures presented

8

Increased exposure to industrial customers, the mission critical market and recurring revenues

MISCOR

Provider of mechanical and electrical services for mission critical power equipment, primarily to the industrial market

Communications

Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations

MISCOR
Mission Critical & Data Centers
Services
Industrial Projects
Commercial Projects
Residential Construction
Services
Solar

Commercial & Industrial

Provider of electrical design, construction, and maintenance services to the commercial and industrial markets, including the power infrastructure market

Residential

Regional provider of electrical installation services for single-family housing and multi-family apartment complexes

IES

Pro Forma for the MISCOR acquisition; approximated as of FY2012 revenue and for illustrative purposes only

9

Multiple strong market positions with substantial scale of operations and business diversity

Communications
Residential
Commercial & Industrial

IES

Locations as of September 30, 2012

10

Significant electrical infrastructure trends

Large and Growing Markets with Numerous Favorable Trends

- Cloud computing and healthcare driving data center activity. Microsoft estimated in March 2011 that annual global data center construction spending will grow to $78 billion by 2020 from $50 billion
- 83% of colocation provider respondents and 60% of corporate and public entity respondents to a February 2012 Mortenson Construction study expect to make mission critical investments in the next 12-24 months
- According to a 2011 study by the American Society of Civil Engineers, aging electrical infrastructure requires $673 billion of investment by 2020 to ensure reliability
- According to a 2006 study by Oliver Wyman, the supply of qualified electricians is constrained by an aging workforce. In the U.S., more than 50% of the utility workforce is reportedly 45 years old or older

Residential Revenue Compared to U.S. Building Permits

Total Building Permits (units in 000s)
2,500
2,000
1,500
1,000
500
0
$400
$350
$300
$250
$200
$150
$100
$50
$0
Revenue ($ in millions)
U.S. Building Permits
IES Residential Revenue
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013P
2014P
2015P

Source: U.S. Census Bureau, McGraw Hill Construction's Dodge Construction Outlook dated March 2013, and Company estimates

Communications Revenue Compared to Data Center Usable SQFT[(1)]

Usable SQFT (millions)
210
190
170
150
130
110
90
70
50
$130
$120
$110
$100
$90
$80
$70
$60
$50
Revenue ($ in millions)
Data Center Market Size (sqft)
IES Communications Revenue
2009
2010
2011
2012
2013E
2014E
2015E

(1) Usable square footage (USF) is defined as raised floor space that can be rented for data center infrastructure

Source: Frost & Sullivan, Data Center Market Update, 2012

IES

11

Focused on a strong and efficient balance sheet

Selected Balance Sheet and Cash Flow Information

($ in millions)		March 31, 2013
Selected Balance Sheet Data:		
Cash and cash equivalents (includes restricted cash)	$	20.5
Net working capital (excludes cash and cash equivalents)	$	25.2
Goodwill	$	9.5
Total assets	$	153.3
Total debt	$	6.5
Total stockholders' equity	$	53.0
Liquidity:		
Cash and cash equivalents plus borrowing availability	$	37.0

		Last Twelve Months March 31, 2013
Cash provided (used) in operating activities	$	1.5
Cash provided (used) in investing activities	$	(1.8)
Cash provided (used) in financing activities	$	(4.0)

IES

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Key IES takeaways

Diverse Platform	IES' platform includes a portfolio of leading infrastructure services
Mission Critical Services	Strong reputation for high quality mission critical services for Fortune 500 customers, including some of the world's largest technology companies
Niche Market Leadership	Leadership within geographic and market niches
Residential Division Scalability	A scalable, market-leading residential division
Service Opportunities	Service/recurring revenue improvement
Proven Management Team	Experienced and proven management team at corporate and division levels

IES
13

Transaction overview

- IES to acquire MISCOR Group, Ltd. ("MISCOR") for approximately $24 million (4.7x 2012 EBITDA)
- Funding of the acquisition is expected to be a combination of cash from IES' balance sheet, debt and IES stock
- Commitment letter from current lender (Wells Fargo)
  - Amount: Four year term loan of up to $14 million (including the refinancing of existing $5 million term loan)
  - Interest Rate: LIBOR plus 5.00% (adjusted based on average liquidity grid)
- Above average returns on capital without assuming cost savings or projecting revenue synergies
- Timing: Expected to close in mid-2013
  - Merger is subject to a majority of the unaffiliated shareholders of each of IES and MISCOR not voting against it

IES

15

Why MISCOR?

Provider of Mechanical and Electrical Services

- Established provider of value-added service, repair and manufacturing of electro-mechanical components and power assemblies
- Strong end markets in industrial, utility, energy and transportation industries
- Blue chip customer base, including some of the leading Class I railroads, steel producers and chemical manufacturers in the U.S.
- Electromechanical maintenance and repair work is complementary to IES' electrical service capabilities
- Margin improvement opportunities, low capital requirements and the potential for above average returns on invested capital

Revenue: $50mm
EBITDA: $4.7mm
Employees: 260+
Locations: 9

Magnetech

Headquarters & Service Shop
Massillon, OH

Service Center (opened in 1937)
Huntington, WV

Financials and company information as of FY2012

16

Summary of MISCOR's services and products

Motor Repairs & Rewind

- Complete rewind, reconditioning & remanufacturing
- Service all makes and models of AC and DC motors and generators

Field Services

- 24/7 Emergency Service
- Preventive Maintenance Services

Magnet Manufacturing & Repair

- Magnet Manufacturing
- Repair, Rebuild, and Upgrade Magnets
- MagneTrac™ comprehensive PM program

MAGNETECH

Power Assembly Manufacturing

- Manufacture & remanufacture power assemblies for large diesel engines
- Serves railroad, utility, marine and offshore drilling end markets

Other Products & Services

Switchgear Services

Transformer Repair & Rewind

Circuit Breaker Services

Wind Power Services

IES

17

Well-positioned to capitalize on electrical infrastructure, rail equipment and unconventional oil and gas spending

Favorable Electrical Infrastructure Trends

- American Society of Civil Engineers (ASCE) estimates that the country needed to double its spending on infrastructure over the next five years, from a projected $1.1 trillion to $2.2 trillion
- From 2011 through 2020, demand for electricity in all regions is expected to increase ~8%-9% percent in total, based on population growth and projections from the U.S. Energy Information Administration

Unconventional Oil and Gas Infrastructure Spending

- Well-positioned to capture unconventional oil and gas infrastructure spend
- In Ohio and Eastern Pennsylvania, Vallourec, Allegheny Technologies, US Steel and Timken have announced over $2 billion of capital spending over the past two years
- According to IHS Global Insight, more than $5.1 trillion in capital expenditures will take place in the U.S. between 2012 and 2035 across unconventional oil and natural gas activity

Capture Rail Equipment Investments

- Union Pacific and CSX have announced plans to spend approximately $610mm and $390mm, respectively, in 2013 locomotives and equipment
- Industry growth drivers include demand for outsourced rail mechanical services due to increased railcar ownership, outsourcing of repairs by lessors of railcars, aging of the railcar fleet, increases in the number of railcars utilized in the U.S. fleet, and regulatory requirements

IES
18

Strategic acquisition rationale

Improves Risk-Adjusted Returns to IES Shareholders	- Diversification of profit streams improves IES' risk profile - Acquisition is expected to be accretive to IES shareholders - Potential for strong cash flow generation and above average returns on invested capital
Expands Future Acquisition Capacity	- Positions IES to continue to build and expand our platform of products and services through acquisitions - Improves quality of revenue and profit streams - Accelerates the utilization of IES' NOL
Opportunity for Improvement	As with IES over the last two years, we see opportunity for improved financial performance - Improve cash conversion cycle - Expand electromechanical service margins to peer levels - Upgrade sales efforts - Increase capacity utilization rates

IES

19

Diversifies and improves the quality of our profit streams

LTM 3/31/13 Operating Income by Segment(1)(2)
$9.2
$1.1
$2.0
($5.4)
$7.0
$2.0
Communications
Commercial & Industrial
Residential
Corporate
IES Consolidated
MISCOR
Operating Margin
6.6%
0.6%
1.4%
1.4%
4.1%

(1) IES Corporate expense excludes litigation settlement, gain on asset dispositions, expenses related to exited operations, acquisition related expenses, severance and write-off of a settlement agreement with former surety

(2) MISCOR operating income is net of all SG&A expenses

Source: Company filings; MISCOR filings

20

Financial improvement under current MISCOR management

- Existing MISCOR management has been in place since 2010
  - Positive operating cash flow in 2010, 2011 and 2012
  - Revenue has grown at a 16.5% CAGR since 2009
  - Gross margin increased from 8.6% in 2009 to 23.9% in 2012
  - Expanded service and purchasing agreements with key customers
  - Reduced total debt by 75% since 2009

Revenue

$60
$50
$40
$30
$20
$10
$0
$ in millions
2009
2010
2011
2012

Operating Income

$4
$2
$0
($2)
($4)
($6)
($8)
($10)
$ in millions
2009
2010
2011
2012

IES

Note: All information provided as of year end December 31

21

We expect the transaction to close this summer

Expected close
Expected press release specifying the final per share consideration
Announcement on March 13, 2013
March
April
May
June
July
Filed merger proxy on April 26, 2013
Expected shareholder votes

IES
22

IES: Non-GAAP reconciliation of Adjusted EBITDA and Adjusted Operating Income

IES Adjusted EBITDA and Adjusted Operating Income

($ in millions)	Fiscal Year Ending September 30, 2010	Fiscal Year Ending September 30, 2011	Fiscal Year Ending September 30, 2012	Six Months Ended March 31, 2012	Six Months Ended March 31, 2013	LTM March 31, 2013
Net income (loss) from continuing operations	$ (22.6)	$ (19.6)	$ (2.7)	$ (1.0)	$ (0.3)	$ (2.0)
Interest expense, net	3.3	2.2	2.3	1.1	0.9	2.1
Provision (benefit) for income taxes	(0.0)	0.2	0.0	0.0	0.2	0.2
Depreciation and amortization	5.3	6.4	2.1	1.1	1.1	2.2
EBITDA	(14.1)	(10.8)	1.8	1.2	1.9	2.5
Non-cash equity compensation expense	1.4	0.9	0.8	0.3	0.8	1.3
Restructuring	0.8	-	-	-	-	-
Severance	1.2	2.2	0.9	-	-	0.9
Asset impairment	-	4.8	-	-	-	-
Disposition of a non-strategic facility	-	(6.8)				
Litigation settlement	-	-	1.7	-	-	1.7
Expenses related to exited operations	-	-	0.1	-	-	0.1
Acquisition related expenses	-	-	-	-	0.8	0.8
Reserve related to receivable from former surety	-	-	-	-	1.7	1.7
Adjusted EBITDA	$ (10.8)	$ (9.7)	$ 5.4	$ 1.4	$ 5.2	$ 9.1
Adjusted Operating Income	$ (16.0)	$ (16.1)	$ 3.2	$ 0.4	$ 4.1	$ 7.0

IES
24

Important Information for Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, Integrated Electrical Services, Inc. (“IES”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of IES and MISCOR Group, Ltd. (“MISCOR”) that also constitutes a prospectus of IES regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF IES AND MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING IES, MISCOR AND THE PROPOSED TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov.  You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C.  20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

The joint proxy statement/prospectus and such other documents (relating to IES) may also be obtained from IES for free from IES’ web site at www.ies-corporate.com or by directing a request to: Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas  77056, Attention:  Investor Relations, or by phone at (713) 860-1500.  The joint proxy statement/prospectus and such other documents (relating to MISCOR) may also be obtained from MISCOR for free (when available) from MISCOR’s web site at www.miscor.com or by directing a request to: MISCOR Group, Ltd., 800 Nave Rd., SE, Massillon, Ohio 44646, Attention:  Investor Relations, or by phone at (330) 830-3500. Information on IES’ website or any other website is not incorporated by reference herein.

Participants in the Solicitation

IES, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction is contained in the joint proxy statement/prospectus filed with the SEC.

MISCOR, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s stockholders in connection with the proposed transaction.  Information regarding such persons and a description of their interests in the proposed transaction is contained in the joint proxy statement/prospectus filed with the SEC.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect IES’ and MISCOR’s expectations regarding future events. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of IES, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the expected value of the merger consideration, benefits of the business combination transaction involving IES and MISCOR, including future financial and operating results, accretion to IES’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the inability to consummate the merger; the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger; difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger; the ability of IES and MISCOR to enter into, and the terms of, future contracts; the impact of governmental laws and regulations; the adequacy of sources of liquidity; the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel; the effect of litigation, claims and contingencies; the inability to carry out plans and strategies as expected; future capital expenditures and refurbishment, repair and upgrade costs; delays in refurbishment and upgrade projects; the sufficiency of funds for required capital expenditures, working capital and debt service and liabilities under laws and regulations protecting the environment. Additional factors that may affect future results are contained in IES’ and MISCOR’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. IES and MISCOR disclaim any duty to update and revise statements contained in these materials based on new information or otherwise.